Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Pixar:

We consent to the use of our reports dated March 16, 2005, with respect to the balance sheets of Pixar as of January 3, 2004 and January 1, 2005, and the related statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended January 1, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of January 1, 2005, and the effectiveness of internal control over financial reporting as of January 1, 2005, incorporated by reference herein and to the references to our firm under the headings “Experts” and “Selected Summary Historical Financial Data of Pixar” in the proxy statement/prospectus.

/s/    KPMG LLP

San Francisco, California

February 15, 2006